Exhibit 99.1

August 21, 2015

Via E-mail and Overnight Mail

Horizon Pharma plc
 c/o Horizon Pharma, Inc.
520 Lake Cook Road, Suite 520
Deerfield, IL 60015

Attention:  Timothy P. Walbert

Chairman, President and CEO

Re:  Your August 3, August 12 and August 19 Correspondence

Ladies and Gentlemen:

We are in receipt of your correspondence dated, August 3, 2015, August 12, 2015 and August 19, 2015, related to your request to have the Board of Directors of Depomed, Inc. (“Depomed”) set a record date to determine those shareholders who are entitled to vote to call a special meeting.

Your August 3 letter included a proposal by which Depomed’s shareholders would vote to determine whether each member of Depomed’s Board of Directors would be removed “effective” as of the election of replacement directors at a second, subsequent, shareholder meeting.  Given that your letter failed to make a proposal to fill those vacancies and failed to identify any proposed replacement directors, it was unclear what was contemplated, and how Depomed’s Board of Directors could continue to effectively operate, in the event that your August 3 proposal was adopted.

Also on August 3, 2015 you publicly filed a preliminary solicitation statement with the SEC and issued a press release that also failed to identify any of your proposed nominees.

On August 19, 2015, two and a half weeks after your initial letter and more than a week after we asked you for clarification, you finally revealed your slate of nominees and modified your proposal to actually seek the election of directors to fill the vacancies on the Board that would have been created if your August 3 proposal was adopted.  In other words, you have now acknowledged that your August 3 proposal was premature, and appears to have been little more than an attempt to attract public attention for an acquisition proposal that we believe most of Depomed’s largest shareholders do not support.

As you know, from the date of delivery of a valid request for a record date, our Bylaws provide the Board with a period of up to 28 days to set a record date, which may be fixed up to 60 days later.  Our Bylaws also expressly require that only matters set forth in a valid record date request may be brought by shareholders at a shareholder-called special meeting.  Your proposal to elect new directors obviously was not part of your August 3 request.

Although you are not entitled to retroactively incorporate your August 19 materials into your August 3, 2015 request, we are willing to entertain a consolidated record date request notice to be deemed delivered on August 19, 2015.  This would permit holding a single special meeting at which shareholders can vote on the simultaneous removal and replacement of the incumbent Board.  We would review such consolidated record date request notice within the period prescribed by our Bylaws such that, if your request notice is otherwise valid under our Bylaws, the request record date would be no later than November 15, 2015.  If instead you elect to pursue your August 3 proposal as initially submitted, without consideration of your proposed slate, please promptly let us know.

Needless to say, it has been your own haphazard approach that has given rise to these issues.  We hope for the benefit of our company, shareholders and good corporate process that you will pursue a removal and replacement at the same proposed shareholder meeting.

Sincerely,

Depomed, Inc.

By:	/s/ Matthew M. Gosling
Name: Matthew M. Gosling
Title: Senior Vice President and General Counsel